82-2996

02 SEP 10 AM 9:50

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

INTERIM REPORT

For the
Six Months Ended
June 30, 2002

SUPPL

02049852

dlw 9/10

1550 – 409 Granville Street
Vancouver, British Columbia V6C 1T2
Tel: (604) 685-5254
Fax: (604) 685-2814
Website: www.commanderresources.com

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2002
Date of Report:	August 27, 2002
Name of Issuer:	COMMANDER RESOURCES LTD. (formerly Major General Resources Ltd.)
Issuer's Address:	1550 – 409 Granville Street Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	02/27/22
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
VICTOR A. TANAKA	*"Victor A. Tanaka"*	02/27/22
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Balance Sheets

		June 30, 2002 (Unaudited)		December 31, 2001
ASSETS				
Current				
Cash and equivalents	$	1,550,934	$	1,197,964
Marketable securities (Note 3)		514,837		40,887
Accounts receivable		310,379		155,804
Prepaid expenses		6,730		7,150
		2,382,880		1,401,805
Note receivable (Note 4)		270,000		-
Capital assets and properties				
Mineral property interests (Note 5)		6,946,863		8,332,326
Capital assets (Note 6)		10,218		9,332
	$	9,609,961	$	9,743,463
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	45,553	$	103,736
Future income taxes		1,113,326		1,113,326
		1,158,879		1,217,062
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		17,651,555		17,831,447
Deferred stock-based compensation		1,089		-
Deficit		(9,201,562)		(9,305,046)
		8,451,082		8,526,401
	$	9,609,961	$	9,743,463

Approved by the Directors: *"William J. Coulter"* William J. Coulter *"Victor A. Tanaka"* Victor A. Tanaka

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Operations and Deficit
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
General and administrative expenses				
Audit and accounting	5,838	8,130	26,598	15,790
Amortization	908	618	1,816	1,212
Annual report and meeting	34,636	5,812	34,636	5,981
Consultants	(7,500)	-	2,309	-
Investor relations and promotion	9,057	1,921	85,549	13,300
Legal	(10,339)	1,363	22,063	6,086
Office and miscellaneous	(15,815)	11,592	26,181	19,651
Regulatory fees	3,236	1,930	12,007	3,430
Rent	9,127	14,000	24,154	27,302
Salaries and benefits	52,334	53,040	106,130	103,482
Telephone	1,445	1,330	2,754	2,732
Transfer agent	7,648	2,648	12,729	4,824
Loss before the following:	90,575	102,384	356,926	203,790
Other (Income) Expenses				
Administration fees	-	(19,583)	-	(19,583)
Investment income	(454,199)	(17,853)	(469,051)	(45,030)
Property investigation	(17,253)	6,365	15,640	13,347
Stock-based compensation	415	-	1,089	-
Gain on sale of marketable security	(8,088)	-	(8,088)	-
(Income) loss for the period	(388,550)	71,313	(103,484)	152,524
Deficit, beginning of period	9,590,112	7,868,379	9,305,046	7,787,168
Deficit, end of period	$ 9,201,562	$ 7,939,692	$ 9,201,562	$ 7,939,692
(Earnings) loss per share	$ (0.02)	$ 0.00	$ (0.01)	$ 0.01

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash flows from operating activities				
Net income (loss) for the period	$ 388,550	$ (71,313)	$ 103,484	$ (152,524)
Items not involving cash:				
Amortization	908	618	1,816	1,212
Investment income received in *marketable securities*	(445,000)	-	(445,000)	-
Gain on sale of marketable securities	(8,088)	-	(8,088)	-
Stock-based compensation	415	-	1,089	-
Net change in non-cash working capital items				
Accounts receivable	(165,001)	(46,403)	(154,575)	142,192
Prepaid expenses	(519)	(2,800)	420	(2,618)
Project advances	-	(9,800)	-	(69,476)
Accounts payable and accrued liabilities	(72,701)	(66,751)	(58,183)	26,470
	(301,436)	(196,449)	(559,037)	(54,744)
Cash flows from investing activities				
Proceeds from sale of marketable securities	9,138	-	9,138	-
Loan receivable	(300,000)	-	(300,000)	-
Mineral property acquisition and exploration costs	10,461	42,786	(56,479)	(393,060)
Purchase of capital assets	-	(802)	(2,702)	(802)
	(280,401)	41,984	(350,043)	(393,862)
Cash flows from financing activities				
Shares issued for cash	4,000	-	1,262,050	-
Deferred share issue cost	31,380	-	-	-
	35,380	-	1,262,050	-
Increase (decrease) in cash and cash equivalents	(546,457)	(154,465)	352,970	(448,606)
Cash and cash equivalents, beginning of period	2,097,391	1,840,463	1,197,964	2,134,604
Cash and cash equivalents, end of period	$ 1,550,934	$ 1,685,998	$ 1,550,934	$ 1,685,998

Supplemental Cash Flow Information see Note 10 herein.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and have not determined whether these properties contain ore reserves, which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,
- the ability of the Company to obtain financing to complete development , and
- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it's then wholly owned subsidiary, Diamonds North Resources Ltd. ("DNR"), in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR.

On June 24, 2002, DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the "Exchange").

Anti-dilution provisions in connection with the outstanding stock options and warrants of the Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement. On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price. The exercise price was then adjusted and the options and warrants separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of DNR.

A director of the Company is also a director of DNR. As at June 30, 2002, the Company held a 9.5% interest in DNR.

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2001.

(b) Stock-based Compensation

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation expense. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested; using the fair value method estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options granted are granted at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

As at June 30, 2002, the Company holds 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors.

Included in marketable securities are 950,000 common shares and 30,000 warrants of DNR, which have a cost of $475,000. The shares of DNR were listed for trading on July 15, 2002 (note 1) and had a market value of $0.50 per share upon commencement of trading.

The quoted market value of marketable securities, excluding the DNR shares, at June 30, 2002 is $54,803.

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share. These shares, and any shares issued upon conversion of the loan, will be held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

On June 20, 2002, the Company received 60,000 common shares and 30,000 warrants of DNR in payment of $30,000 of the principal portion of the loan.

5. Mineral Property Interests

At June 30, 2002, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period							
Acquisition costs	-	-	-	-	-	8,809	8,809
Exploration costs							
Licenses and fees	-	-	-	-	2,930	699	3,629
Geology	12,751	17,468	2,004	1,855	36,466	20,806	91,350
Geophysics	-	-	800	-	1,510	125	2,435
Drilling	-	-	-	-	-	600	600
	12,751	17,468	2,804	1,855	40,906	22,230	98,014
Less:							
Recoveries	-	-	-	-	(50,344)	-	(50,344)
Total additions during period	12,751	17,468	2,804	1,855	(9,438)	31,039	56,479
Reorganization (note 1)	-	-	(519,181)	-	(825,139)	(97,622)	(1,441,942)
Balance, June 30, 2002	$1,073,058	$2,530,042	-	$428,455	-	$2,915,308	$6,946,863

5. Mineral Property Interests (continued)

(a) Sarah Lake Joint Venture, Labrador
The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland
The Company holds a 100% interest in the Green Bay property. An option has been granted on the property whereby the optionee can earn a 60% interest by spending $3,500,000 on the property.

(c) Despinassy Gold, Quebec
The Company has a 30% interest in the joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

(d) Victoria Island, Nunavut and Misty Lake, Northwest Territories
The Company owned varying interests in several properties on Victoria Island on which diamond exploration programs are conducted. Some of the interests are represented by joint ventures, some are claims optioned to optionees and some are 100% owned Company claims.

The Company also held a 24% joint venture interest in the Misty Lake property. The joint venture granted an option in 2001, which allows the optionee to earn an initial 35% interest in the property by drilling and encountering kimberlite.

On May 3, 2002, pursuant to an Arrangement (note 1), the Company transferred its interest in the Victoria Island properties, the Misty Lake Joint Venture, and in certain other properties, included in Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

(e) Other Properties
The Company owns several other properties in which it holds interests ranging from 50% to 100%. All the properties are located in Canada. The Company has granted options on some of these properties.

6. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 44,543	$ 44,296	$ 247
Computer equipment	83,219	73,248	9,971
	$ 127,762	$ 117,544	$ 10,218

7. Share Capital

(a) Authorized

100,000,000 common shares without par value

(b) Issued and outstanding common shares

	Number of Shares		Amount
Balance, December 31, 2001	42,099,328	$	17,831,447
Issued for cash:			
Private placement, net of issue costs (note 7(d)(i))	1,700,000		160,000
Private placement, net of issue costs (note 7(d)(ii))	7,166,667		1,000,000
Warrants	980,500		98,050
Stock Options	40,000		4,000
Consolidation:			
One for three consolidation (note 7(c))	(34,657,664)		-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (note 1)	-		(1,441,942)
Balance, June 30, 2002	17,328,831	$	17,651,555

(c) Consolidation

On May 3, 2002, pursuant to an Arrangement (note 1), the Company completed its restructuring. All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held. Shares outstanding to shareholders after the restructuring are: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

(d) Private Placement

(i) In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003. A finder's fee of 100,000 units was also paid in connection with the private placement.

(ii) In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004. A finder's fee of 500,000 units was also paid in connection with the private placement.

7. **Share Capital** (continued)

(e) **Stock Options**

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at June 30, 2002, the Company had stock options outstanding for the purchase of 1,441,657 common shares. Of this amount, options to purchase 1,426,657 common shares were exercisable.

	Shares	**Weighted Average Exercise Price**	
Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10	(i)
Expired/cancelled	(100,000)	$0.18	(i)
Consolidation 1 for 3	(2,883,343)	-	(i)
Outstanding at June 30, 2002	1,441,657	$0.23	
Exercisable at June 30, 2002	1,426,657	$0.23	

(i) Pursuant to the reorganization of the Company (note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at June 30, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
396,332	$0.23	September 30, 2002
30,000*	$0.23	January 10, 2003
379,998	$0.23	July 26, 2003
8,333	$0.23	December 9, 2003
269,330	$0.23	December 14, 2004
324,331	$0.23	September 11, 2006
33,333	$0.23	January 10, 2007
1,441,657	$0.23	

* as at June 30, 2002, options to acquire 15,000 common shares were exercisable.

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees, using the fair value method, is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at June 30, 2002.

7. **Share Capital** (continued)

(e) **Stock Options** (continued)

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro forma effect on net loss and loss per share for the period ended June 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net income for the period		
Reported	$	103,484
Pro forma	$	96,759
Basic and diluted earnings per share		
Reported	$	0.01
Pro forma	$	0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(f) **Warrants**

At June 30, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired/ Consolidated	Outstanding at June 30, 2002
$0.23	Oct 15, 2002	984,000	-	(980,500)	(3,500)	-
$0.23	Jan 15, 2003	-	1,700,000	-	(1,133,334)	566,666
$0.43/0.505	Feb 28, 2003/04	-	7,166,667	-	(4,777,779)	2,388,888
		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

8. Related Party Transactions

In addition to the marketable securities disclosed in note 3 and the note receivable disclosed in note 4, the Company has the following related Company transactions and balances:

(a) The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in accounts receivable is an aggregate of $31,377 owed by companies for shared administrative costs.

(b) Included in accounts receivable is an amount of $230,269 owed by DNR for costs paid by the Company on behalf of DNR.

9 Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

10. Supplemental Cash Flow Information

	2002	2001
Significant non-cash operating, investing and financing activities:		
Operating activities:		
Investment income received in marketable securities	$ 445,000	$ -
Marketable securities received in settlement of account receivables	-	33,530
Investing activities:		
Loan payment received in marketable securities	30,000	-
Mineral properties sold pursuant to reorganization	1,441,942	-
Other cash flow information:		
Interest received	$ 24,051	$ 45,030

1. Related Party Transactions:

(a) The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in accounts receivable is an aggregate of $31,377 owed by those companies for shared administrative expenses.

(b) The Company holds 950,000 common shares and 30,000 warrants of a company related by virtue of a common director and is owed $270,000 for the balance of a loan advanced to this company as well as $230,269 for costs paid on behalf of this company.

(c) The Company holds 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors.

2. (a) Common Shares Issued During the Period:

In February 2002 the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003. A finder's fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement.

In February 2002 the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004. A finder's fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement.

A total of 980,500 (pre-consolidation) common shares were issued pursuant to the exercise of warrants at $0.10 per share for gross proceeds of $98,050 and 40,000 (pre-consolidation) common shares were issued pursuant to the exercise of stock options at $0.10 per share for gross proceeds of $4,000.

	Number of Shares		Amount
Balance, December 31, 2001	42,099,328	$	17,831,447
Issued for cash:			
Private placement, net of issue costs (note 7(d)(i))	1,700,000		160,000
Private placement, net of issue costs (note 7(d)(ii))	7,166,667		1,000,000
Warrants	980,500		98,050
Stock Options	40,000		4,000
Consolidation:			
One for three consolidation (note 7(c))	(34,657,664)		-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (note 1)	-		(1,441,942)
Balance, June 30, 2002	17,328,831	$	17,651,555

(b) **Incentive Stock Options Granted During the Period:**
On January 11, 2002 the Company granted stock options to acquire 100,000 common shares at $0.10 per share, exercisable up to January 10, 2007, to an employee of the Company, and stock options to acquire 90,000 common shares at $0.10 per share, exercisable up to January 10, 2003, to a consultant. As a result of the 1 for 3 consolidation, these options were changed to 33,333 and 30,000 common shares at $0.23 per share respectively.

(c) **Warrants Issued During the Period:**
As a result of the 1 for 3 consolidation, the warrants to acquire 1,700,000 and 7,166,667 common shares issued in the February private placements were changed to 566,666 at a price of $0.23 per share and 2,388,888 at a price of $0.43 per share to February 28, 2003 and $0.505 per share to February 28, 2004.

3. (a) **Authorized Share Capital:**
100,000,000 common shares without par value.

Issued and Outstanding Share Capital at June 30, 2002:
17,328,831 common shares without par value.

(b) **Options Outstanding at June 30, 2002**

Number of Shares	Expiry Date	Weighted Average Exercise Price
396,332	September 20, 2002	$0.23
30,000	January 10, 2003	$0.23
379,998	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
269,330	December 14, 2004	$0.23
324,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
1,441,657		$0.23

(c) **Warrants Outstanding at June 30, 2002**

Number of Shares	Expiry Date	Price Per Share
566,666	January 15, 2003	$0.23
2,388,888	February 28, 2003/04	$0.43/0.505
2,955,554		

(d) **Escrow or Pooled Shares:** None

4. **Directors and Officers:**
William J. Coulter, President and Director
Bernard H. Kahlert, Vice President, Exploration and Director
Jonathan A. Rubenstein, Director
Victor A. Tanaka, Director
Janice Davies, Corporate Secretary
Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

SCHEDULE C **JUNE 30, 2002**

MANAGEMENT DISCUSSION

1. Description of Business

The Company is engaged in the natural resources exploration business and presently holds mineral properties located in Canada.

2. Discussion of Operations and Financial Condition

(a) General Discussion

Financial Operations

For the six- month period ended June 30, 2002, the Company had net income of $103,484 compared with a loss of $152,524 in 2001. The income was due mainly to investment income of $469,051, which includes the receipt of 890,000 shares of Diamonds North Resources Ltd., received as a bonus for providing a working capital loan, valued at $445,000. General and administrative expenses for the period were $356,926 compared with $203,790 in 2001. Legal fees increased to $22,063 compared to $6,086 in the previous year due to the restructuring of the Company. Audit and accounting fees increased to $26,598 compared to $15,790 due to changes in the Company structure and its reporting requirements. Annual meeting costs increased to $34,636 compared to $5,981 was due to an extraordinary general meeting of shareholders to formally approve the restructuring of the Company. Investor relations increased from $13,300 in 2001 to $85,549 in 2002. This significant increase in investor relation expenditures is due to the hiring of a consulting firm and an increase in conferences attended (note (d)).

The Company spent a total of $56,479, net of recoveries, in exploration expenditures during the period. As at June 30, 2002, the Company had working capital of $2,337,327 compared to working capital of $1,298,069 as at December 31, 2001.

(b) Acquisition and Exploration Expenses on Resource Properties

At June 30, 2002, the Company's mineral properties are located in Canada. Expenditures incurred as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period							
Acquisition costs	-	-	-	-	-	8,809	8,809
Exploration costs							
Licenses and fees	-	-	-	-	2,930	699	3,629
Geology	12,751	17,468	2,004	1,855	36,466	20,806	91,350
Geophysics	-	-	800	-	1,510	125	2,435
Drilling	-	-	-	-	-	600	600
	12,751	17,468	2,804	1,855	40,906	22,230	98,014
Less:							
Recoveries	-	-	-	-	(50,344)	-	(50,344)
Total additions during period	12,751	17,468	2,804	1,855	(9,438)	31,039	56,479
Reorganization	-	-	(519,181)		(825,139)	(97,622)	(1,441,942)
Balance, June 30, 2002	$1,073,058	$2,530,042	-	$428,455	-	$2,915,308	$6,946,863

(c) Description of Activities on Resource Properties

During the quarter the Company continued to search for and evaluate mineral exploration opportunities.

GREEN BAY *(Base Metals, Newfoundland)*
At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides. Although significant base metal zones were encountered, the drill program does not appear to have been successful in outlining targets that will satisfy Hudson Bay's size criteria. Commander has received a notice of termination together with the required property reports. Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets, some of which will be tested during a fall drill program.

SARAH LAKE *(Nickel, Labrador)*
On September 7, 2001 the Commander/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited an option to earn a 50% interest in the 35.5 square kilometer Sarah Lake property. To earn in, Falconbridge must spend $4,000,000 over five years. Falconbridge, as the exploration manager, conducted detailed geophysical programs at Sarah Lake and its other property interests in the area. These results are being used by Falconbridge to determine their summer drill program.

DESPINASSY (Gold, Quebec)

The potential for additional work on this gold property located near Val d'Or is under review. Commander has a 30% joint venture interest in the project.

HAMMERDOWN (Gold, Newfoundland)

The Company holds a CDN $10 per oz. royalty on all gold produced between 70,000 oz. and 130,000 oz. Hammerdown has now unofficially exceeded 70,000 oz. of production. At present production rates, Commander will receive royalty income of $250,000 this year with the balance of $350,000 in 2003.

ORION *(Gold, Newfoundland)*
The Company has scheduled an exploration drilling program for early fall. Orion is owned 100% by Commander and is located in the vicinity of Hammerdown.

(d) Investor Relations

During the six month period ended June 30, 2002, the Company incurred a total of $85,549 on the following promotional and investor relation activities. There is a significant increase in investor relation expenditures, due to the hiring of a consulting firm and an increase in conferences attended. Expenses generally relate to distribution of news and materials to shareholders, supplemental list and conference attendance.

Consulting	$	22,500
Travel		2,227
Conferences, trade shows		16,607
Media		17,926
Administration		8,936
Promotion		17,353
	$	85,549

3. Financings

In February 2002 the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003. A finder's fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement.

In February 2002 the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000. The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004. A finder's fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement.

4. Liquidity and Solvency

The Company has sufficient working capital on hand to meet its ongoing obligations as they come due.

On behalf of the Board of Directors,

"WILLIAM J. COULTER"
William J. Coulter
President and Director

August 22, 2002

HEAD OFFICE

Commander Resources Ltd.
(formerly Major General Resources Ltd.)
Suite 1550, 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
FAX: (604) 685-2814

Internet Website:
www.commanderresources.com
Email: info@commanderresources.com

OFFICERS & DIRECTORS

William J. Coulter, B.A.Sc.
President and Chief Executive Officer

Bernard H. Kahlert, P.Eng.
Vice President Exploration and Director

Jonathan A. Rubenstein, LL.B.
Director

Victor A. Tanaka, P.Geo.
Director

Janice Davies
Corporate Secretary

Maynard E. Brown, LL.B.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at June 30, 2002)

Shares Authorized: 100,000,000
Shares Issued: 17,328,831

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 2G4

LEGAL COUNSEL

Brown McCue
1650 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

COMMANDER RESOURCES LTD.

Printed in Canada